Nakamoto Inc.

300 10th Ave South

Nashville, TN 37203

April 21, 2026

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: David Lin

Re:	Nakamoto Inc.
Registration Statement on Form S-3
(File No. 333-294960)

Dear Mr. Lin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nakamoto Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will be declared effective by the Securities and Exchange Commission (the “Commission”) by 5:00 p.m., Eastern Time, on April 23, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Michael S. Lee of Reed Smith LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please contact Mr. Lee of Reed Smith LLP at (212) 549-0358 or michael.lee@reedsmith.com with any questions, and please notify when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Teresa Gendron
Name:	Teresa Gendron
Title:	Chief Financial Officer and Treasurer

cc: Michael S. Lee, Reed Smith LLP